Filed Pursuant to Rule 253(g)(2)
File No. 024-11104

FUNDRISE GROWTH eREIT VI, LLC

SUPPLEMENT NO. 2 DATED FEBRUARY 13, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VI, LLC (“we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

W59 Controlled Subsidiary – Los Angeles, CA

On February 7, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, W59 (the “W59 Controlled Subsidiary”), for an initial purchase price of approximately $15,040,000, which is the initial stated value of our equity interest in the W59 Controlled Subsidiary (the “W59 Investment”). The W59 Controlled Subsidiary used the proceeds to close on the acquisition of three office/industrial buildings totaling approximately 75,000 square feet on an approximately 1.74 acre lot (the “W59 Property”). The closing of both the W59 Investment and the W59 Property occurred concurrently.

The W59 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W59 Investment (the “W59 Operative Agreements”), we have full authority for the management of the W59 Controlled Subsidiary, including the W59 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W59 Investment, paid directly by the W59 Controlled Subsidiary.

The W59 Property was acquired for a purchase price of approximately $15,040,000, which includes the acquisition fee of approximately $150,000. We anticipate incurring the bulk of our costs on tenant improvements and leasing commissions over the next year to re-tenant the W59 Property after the seller moves out. In order to accommodate the sale, we agreed to a short-term, 2-month leaseback with the seller (tenant) at fair market value. Total project level costs are estimated to be approximately $1,070,000 for the project. This brings the total estimated project cost to approximately $16,110,000, including the purchase price. No financing was used for the acquisition of the W59 Property; however, permanent loan financing was assumed during underwriting of the project.

The W59 Property is located in the 90047 zip code of Los Angeles, CA. The specific location consists of a major pocket of larger industrial buildings surrounded by less dense residential neighborhoods. The proximity to transit, downtown Los Angeles, Inglewood, and other large developments will greatly benefit this project.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W59	11.8% - 16.3%	$260,000	$810,000	$15/SF	3.0%	4.5%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT VI, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.